CUSIP No. 17461R016	Page 1 of 21 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CITIZENS FIRST BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17461R106
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 17461R016	Page 2 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 320,798
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 320,798

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,798
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 3 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 144,279
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 144,279

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,279
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 4 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 146,258
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 146,258

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 5 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 143,627
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 143,627

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 6 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 608,704
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 608,704

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 7 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 754,962
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 754,962

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 8 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 146,258
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 146,258

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 17461R016	Page 9 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 754,962
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 754,962

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,962
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 17461R016	Page 10 of 21 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF,PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 206
BENEFICIALLY OWNED	8	SHARED VOTING POWER 754,962
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 206
PERSON WITH:	10	SHARED DISPOSITIVE POWER 754,962

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 17461R016	Page 11 of 21 Pages

Item 1.	Security and Issuer

        This Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Citizens First Bancorp, Inc. (the “Company” or “Citizens First”). The address of the principal executive offices of the Company is 525 Water Street, Port Huron, MI 48060.

Item 2.	Identity and Background

        This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this filing as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and Investment Advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

CUSIP No. 17461R016	Page 12 of 21 Pages

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the Investment Advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held by Mr. Lashley, as an individual.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 755,168 shares of Common Stock of the Company acquired at an aggregate cost of $2,973,993.

        The amount of funds expended by Financial Edge Fund to acquire the 320,798 shares of Common Stock it holds in its name is $1,281,769. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 144,279 shares of Common Stock it holds in its name is $552,972. Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas Securities.

CUSIP No. 17461R016	Page 13 of 21 Pages

        The amount of funds expended by Goodbody/PL LP to acquire the 146,258 shares of Common Stock it holds in its name is $564,610. Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas Securities.

        The amount of funds expended by Focused Fund to acquire the 143,627 shares of Common Stock it holds in its name is $573,757. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by Mr. Lashley to acquire the 206 shares of Common Stock he holds in his name is $885. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas Securities Corp., if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge Strategic and Goodbody/PL LP.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s initial Schedule 13D filing. The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued even after adjusting for likely future loan losses. On October 29, 2008, the Common Stock was trading at $3.00, or 16% of the Company’s June 30, 2008 tangible book value of $18.72.

        The PL Capital Group plans to ask management of Citizens First what their operating and strategic plans are for: (1) stabilizing the financial condition of the Company and its wholly owned subsidiary Citizens First Savings Bank in the short to intermediate term, (2) minimizing loan losses, and (3) maximizing the value of the Common Stock over the intermediate to long term.

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 17461R016	Page 14 of 21 Pages

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 8,223,968 outstanding shares of Common Stock. This is the number of shares of Common Stock that Citizens First reported as outstanding as of August 11, 2008 in its most recent Form 10-Q , which was filed with Securities and Exchange Commission on August 11, 2008.

CUSIP No. 17461R016	Page 15 of 21 Pages

The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased (Sold)	Price Per Share	Total Cost (Proceeds)
09/03/2008	4050	$ 4.47	$ 18,114.25
09/05/2008	8000	$ 5.21	$ 41,684.08
09/09/2008	3657	$ 5.55	$ 20,293.19
09/11/2008	1197	$ 6.54	$ 7,830.50
09/15/2008	11430	$ 6.26	$ 71,595.23
09/17/2008	6357	$ 5.92	$ 37,628.99
09/18/2008	8196	$ 4.78	$ 39,135.90
09/24/2008	7600	$ 6.07	$ 46,096.28
09/25/2008	2500	$ 6.28	$ 15,710.00
09/26/2008	210	$ 5.79	$ 1,215.50
10/01/2008	10000	$ 5.28	$ 52,795.00
10/07/2008	15000	$ 4.12	$ 61,869.00
10/09/2008	5268	$ 3.52	$ 18,529.14
10/13/2008	(200)	$ 3.10	$ (620.99)
10/14/2008	5000	$ 4.10	$ 20,510.00
10/20/2008	(700)	$ 3.89	$ (2,721.00)
10/22/2008	122045	$ 3.30	$ 402,721.89
10/24/2008	7000	$ 2.98	$ 20,876.10
10/27/2008	(200)	$ 2.65	$ (529.99)
10/27/2008	1995	$ 2.92	$ 5,815.55
10/28/2008	15000	$ 3.49	$ 52,309.50
10/29/2008	4000	$ 3.15	$ 12,617.20

(d)	Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

CUSIP No. 17461R016	Page 16 of 21 Pages

(c)	Financial Edge Strategic made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
09/04/2008	4500	$ 4.71	$ 21,216.23
09/05/2008	1600	$ 5.23	$ 8,362.82
09/09/2008	1950	$ 5.56	$ 10,841.56
09/15/2008	3000	$ 6.27	$ 18,796.40
09/24/2008	2500	$ 6.07	$ 15,175.75
09/25/2008	1000	$ 6.31	$ 6,314.00
10/01/2008	6000	$ 5.28	$ 31,677.00
10/07/2008	7500	$ 4.12	$ 30,934.50
10/09/2008	2000	$ 3.53	$ 7,054.60
10/10/2008	10000	$ 3.26	$ 32,598.00
10/14/2008	2900	$ 4.10	$ 11,900.00
10/22/2008	42000	$ 3.30	$ 138,597.40
10/23/2008	11879	$ 3.10	$ 36,834.40
10/24/2008	4500	$ 2.98	$ 13,420.35
10/28/2008	8200	$ 3.49	$ 28,595.86
10/29/2008	1500	$ 3.17	$ 4,758.95

(d)	Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
09/04/2008	5791	$ 4.71	$ 27,302.93
09/05/2008	1000	$ 5.25	$ 5,245.51
09/09/2008	1580	$ 5.57	$ 8,793.93
09/15/2008	3000	$ 6.27	$ 18,796.40
09/16/2008	1242	$ 6.23	$ 7,735.12
09/24/2008	2500	$ 6.07	$ 15,175.75
09/25/2008	1616	$ 6.29	$ 10,172.62
10/01/2008	6000	$ 5.28	$ 31,677.00
10/07/2008	7500	$ 4.12	$ 30,934.50
10/09/2008	2000	$ 3.53	$ 7,054.60
10/10/2008	10000	$ 3.26	$ 32,598.00
10/14/2008	2900	$ 4.10	$ 11,900.00
10/22/2008	42000	$ 3.30	$ 138,597.40
10/23/2008	12000	$ 3.10	$ 37,209.60
10/24/2008	4500	$ 2.98	$ 13,420.35
10/28/2008	8200	$ 3.49	$ 28,595.86
10/29/2008	1500	$ 3.17	$ 4,758.95

CUSIP No. 17461R016	Page 17 of 21 Pages

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases of Common Stock within the past 60 days of the date of this filing:

Date	Number of Shares Purchased	Price Per Share	Total Cost
09/30/2008	23751	$ 5.30	$ 125,980.05
10/01/2008	10000	$ 5.28	$ 52,795.00
10/02/2008	6177	$ 5.11	$ 31,555.82
10/07/2008	10000	$ 4.12	$ 41,246.00
10/09/2008	2000	$ 3.53	$ 7,054.60
10/10/2008	12024	$ 3.26	$ 39,195.84
10/14/2008	10000	$ 4.12	$ 41,161.00
10/14/2008	5000	$ 4.10	$ 20,510.00
10/22/2008	45000	$ 3.30	$ 148,496.50
10/24/2008	3675	$ 2.98	$ 10,959.95
10/28/2008	13000	$ 3.49	$ 45,334.90
10/29/2008	3000	$ 3.16	$ 9,467.90

(d)	PL Capital is the general partner of Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

CUSIP No. 17461R016	Page 18 of 21 Pages

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the Investment Advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

(a)-(b)	See cover page.

CUSIP No. 17461R016	Page 19 of 21 Pages

(c)	Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley purchased 206 shares of Common Stock at $4.25 for a total cost of $885 on August 28, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 17461R016	Page 20 of 21 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FOCUSED FUND
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 17461R016	Page 21 of 21 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: October 31, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FOCUSED FUND
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley